                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                           PEMCO AVIATION GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    706444106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
                     11100 SANTA MONICA BOULEVARD, SUITE 210
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 566-1000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 12, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)

                               Page 1 of 17 Pages

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 2 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, IRS ID # 95-4759860 (1)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) SPECIAL VALUE INVESTMENT MANAGEMENT, LLC SERVES AS INVESTMENT ADVISOR TO, INTER ALIA, SPECIAL VALUE BOND FUND, LLC, A DELAWARE LIMITED LIABILITY COMPANY AND SPECIAL VALUE BOND FUND II, LLC, A DELAWARE LIMITED LIABILITY COMPANY, WHICH ARE THE REGISTERED HOLDERS OF A PORTION OF THE SHARES OF PEMCO COMMON STOCK BENEFICIALLY OWNED BY SPECIAL VALUE INVESTMENT MANAGEMENT, LLC.

(2) BASED ON 4,035,929 SHARES OF PEMCO AVIATION GROUP, INC. ("PEMCO") COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 3 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SVIM/MSM, LLC, IRS ID # 95-4760193
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 4 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SVIM/MSMII, LLC, IRS ID # (52-2263031)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 5 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MICHAEL E. TENNENBAUM
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 6 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TCO/PSI, LLC, IRS ID # 94-3379166
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 7 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TENNENBAUM & CO., LLC, IRS ID # 95-4587347
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC, AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                1,570,053 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,570,053 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,570,053 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.9%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN 60 DAYS OF MARCH 12, 2002.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 8 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        RUSTIC CANYON VENTURES, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                300,000 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                0 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           300,000 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                    PAGE 9 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        DAVID L. BABSON & COMPANY INC., IRS ID # 04-1054788 (1)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        MASSACHUSETTS
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                300,000 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           300,000 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000 SHARES (1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------

(1) DAVID L. BABSON & COMPANY INC. SERVES AS INVESTMENT ADVISER TO, INTER ALIA, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, A MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, WHICH IS THE REGISTERED HOLDER OF 150,000 OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY DAVID L. BABSON & COMPANY INC., AND AS INVESTMENT SUB-ADVISOR TO, INTER ALIA, MASSMUTUAL HIGH YIELD PARTNERS II, LLC, A DELAWARE LIMITED LIABILITY COMPANY, WHICH IS THE REGISTERED HOLDER OF 150,000 OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY DAVID L. BABSON & COMPANY INC.

(2) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                   PAGE 10 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, IRS ID # 04-1590850 (1)
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        MASSACHUSETTS
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                300,000 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           300,000 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%(2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IC; IA
--------------------------------------------------------------------------------

(1) MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, A MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY, WHICH IS THE REGISTERED HOLDER OF 150,000 OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY IT, SERVES AS INVESTMENT ADVISOR TO, INTER ALIA, MASSMUTUAL HIGH YIELD PARTNERS II, LLC, A DELAWARE LIMITED LIABILITY COMPANY, WHICH IS THE REGISTERED HOLDER OF 150,000 OF THE SHARES REPORTED AS BENEFICIALLY OWNED BY MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY.

 (2)BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------                       --------------------------
      CUSIP No. 706444106                                   PAGE 11 OF 17
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        MASSMUTUAL HIGH YIELD PARTNERS II, LLC, IRS ID # 04-3325219
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [ ]
        PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                0 SHARES
  SHARES             -----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY EACH
  REPORTING                300,000 SHARES
  PERSON WITH        -----------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           0 SHARES
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           300,000 SHARES
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.4%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

(1) BASED ON 4,035,929 SHARES OF PEMCO COMMON STOCK OUTSTANDING AS OF NOVEMBER 6, 2001, AS REPORTED IN PEMCO'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001 (FILE NO. 0-13829), FILED WITH THE SEC ON NOVEMBER 13, 2001.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 3 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation ("Pemco"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the SEC on September 17, 1999, as amended by Amendment No. 1 thereto filed with the SEC on November 8, 2000 and Amendment No.2 thereto filed with the SEC on November 20, 2000 (together, the "Schedule 13D"). Capitalized terms not otherwise defined herein have the meanings given them in the Schedule 13D.

ITEM 1.        SECURITY AND ISSUER.

               The information in Item 1 is hereby amended and restated as follows:

               This statement relates to the beneficial ownership of 2,170,053 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.

ITEM 2.        IDENTIFY AND BACKGROUND.

               The information in Item 2 is hereby amended and restated as follows:

               (a), (b), (c) and (f)This Statement on Schedule 13D is being filed by Special Value Investment Management, LLC, a Delaware limited liability company ("SVIM"), SVIM/MSM, LLC, a Delaware limited liability company ("SVIM/MSM"), SVIM/MSMII, LLC, a Delaware limited liability company ("SVIM/MSMII"), Mr. Michael E. Tennenbaum ("Mr. Tennenbaum"), Tennenbaum & Co., LLC, a Delaware limited liability company ("Tennenbaum LLC"), TCO/PSI, LLC, a Delaware limited liability company ("TCO/PSI"), Rustic Canyon Ventures, L.P. (formerly known as TMCT Ventures, L.P.), a Delaware limited partnership ("Rustic"), David L. Babson & Company Inc., a Massachusetts corporation ("Babson"), Massachusetts Life Insurance Company, a Massachusetts mutual life insurance company ("MassMutual Life"), and MassMutual High Yield Partners II, LLC, a Delaware limited liability company ("MassMutual High Yield"). TCO/PSI, Mr. Tennenbaum, Tennenbaum LLC, SVIM, SVIM/MSM, SVIM/MSMII, Rustic, Babson, MassMutual Life and MassMutual High Yield (together, the "Reporting Persons") are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

               SVIM's principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of SVIM is investment advising. Its managing member is Tennenbaum LLC.

               SVIM/MSM's principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company ("Fund I"). Its managing member is Tennenbaum LLC.

               SVIM/MSMII's principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company ("Fund II"). Its managing member is Tennenbaum LLC.

               TCO/PSI is a limited liability company of which Tennenbaum LLC and Mr. Matthew Gold ("Mr. Gold") are managing members. The principal business of TCO/PSI is owning, holding, voting and seeking to maximize the value of the Common Stock. Its principal office is located at 1943 North 50th Street, Birmingham, Alabama 35212.

               Mr. Tennenbaum's business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. Mr. Tennenbaum's principal occupation is serving as managing member of Tennenbaum LLC. Mr. Tennenbaum is a citizen of the United States of America.

               Tennenbaum LLC's principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025. The principal business of Tennenbaum LLC is making investments and managing assets. Its managing member is Mr. Tennenbaum.

               Rustic is a private equity investment fund. Its offices are located at 2425 Olympic Boulevard, Suite 6050 West, Santa Monica, California 90404.

               Babson is a registered investment adviser and indirect majority-owned subsidiary of MassMutual Life, and provides investment advice to, inter alia, MassMutual Life and to MassMutual High Yield, as sub-advisor appointed by MassMutual. Babson's offices are located at 1500 Main Street, Springfield, Massachusetts 01115.

               MassMutual Life is a Massachusetts mutual life insurance company and registered investment adviser. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

               MassMutual High Yield is a private investment fund which invests in high yield securities, syndicated bank loans and other investments. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

               (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

               (e) During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The information in Item 3 is hereby amended and restated as follows:

               On September 7, 1999, Mr. Gold and TMG Fund LLP, a Colorado limited liability partnership that is wholly owned by Mr. Gold, sold 800,000 shares and 200,000 shares, respectively, of Common Stock to Tennenbaum LLC, MassMutual Life, MassMutual High Yield, Rustic, Special Value, and certain other investors. This sale was pursuant to a Stock Purchase Agreement dated the same date (the "Stock Purchase Agreement"). The purchase price for these shares was $10,000,000 (or $10 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons. Also on September 7, 1999, in related transactions, Mr. Gold contributed 1,026,909 shares of Common Stock to TCO/PSI pursuant to the Limited Liability Company Agreement dated September 7, 1999.

               After September 7, 1999, SVIM, SVIM/MSM, SVIM/MSMII, Mr. Tennenbaum, Tennenbaum, LLC, and TCO/PSI acquired beneficial ownership of an additional 143,143 shares of Common Stock for a total purchase price of $2,239,773, including 25,100 shares of Common Stock acquired on March 12, 2002 for a total purchase price of $477,653, 12,300 shares of Common Stock acquired on March 13, 2002 for a total purchase price of $240,793, and 54,844 stock options issued to Mr. Tennenbaum as director's compensation. The sole source of funds used in purchasing all 143,143 shares of Common Stock (other than such stock options) was the working capital of Fund I, Fund II, and a separate account that is an affiliate of Mr. Tennenbaum, Tennenbaum, LLC, SVIM, SVIM/MSM and SVIM/MSMII.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The information in Item 5 is hereby amended and restated as follows:

               (a)-(b) The following table sets forth the aggregate number and percentage of Common Stock of Pemco beneficially owned by each Reporting Person. The percentages of Common Stock were calculated based on the 4,035,929 shares reported to be outstanding on November 6, 2001 in Pemco's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. Except as noted below, each Reporting Person has sole voting and dispositive power with respect to the shares indicated.

                                                          Number of Shares
Stockholder                                              Beneficially Owned       Percentage
-----------                                              ------------------       ----------
Special Value Investment Management, LLC                    1,570,053(1)             38.9%
SVIM/MSM, LLC                                               1,570,053(1)             38.9%
SVIM/MSMII, LLC                                             1,570,053(1)             38.9%
Michael E. Tennenbaum                                       1,570,053(1)             38.9%
Tennenbaum & Co., LLC                                       1,570,053(1)             38.9%
TCO/PSI, LLC                                                1,570,053(1)             38.9%
Rustic Canyon Ventures, L.P.                                   300,000                7.4%
David L. Babson & Company Inc.                               300,000(2)               7.4%
Massachusetts Mutual Life Insurance Company                  300,000(2)               7.4%
MassMutual High Yield Partners II, LLC                         150,000                3.7%

--------------------

(1) Includes shares owned by Tennenbaum LLC (85,000), Fund I (365,900), Fund II (33,670), a separate account managed by SVIM (3,730) and TCO/PSI (1,026,909). Also includes 54,844 shares issuable to Michael E. Tennenbaum upon the exercise of outstanding stock options that are exercisable within 60 days of March 12, 2002. By reason of (i) Mr. Tennenbaum's position as managing member of Tennenbaum LLC, (ii) Tennenbaum LLC's position as managing member of SVIM, SVIM/MSM, SVIM/MSMII and TCO/PSI, (iii) SVIM's position as investment advisor to Fund I and Fund II and a separate account managed by SVIM, (iv) SVIM/MSM's position as managing member of Fund I, and (v) SVIM/MSMII's position as managing member of Fund II, each of Mr. Tennenbaum, Tennenbaum LLC, TCO/PSI, SVIM, SVIM/MSM, and SVIM/MSMII may be deemed to share voting and dispositive power over such shares.

(2) Includes shares reported herein as owned by MassMutual High Yield as to which Babson, MassMutual Life and MassMutual High Yield share voting and dispositive power, and as to which Babson and MassMutual Life disclaim beneficial ownership. MassMutual Life claims beneficial ownership of 150,000 shares, as to which Babson also disclaims beneficial ownership. MassMutual Life provides investment advice to MassMutual High Yield, and Babson provides investment advice to MassMutual Life and to MassMutual High Yield, pursuant to authority delegated by MassMutual Life.

               (c) The following transactions in Common Stock of Pemco were open market purchases on the Nasdaq SmallCap Market effected by Fund II and a separate account managed by SVIM.

                                      Number of Shares
               Date                   of Common Stock          Price Per Share
               ----                   ---------------          ---------------
               3/12/02                25,100                   $19.03
               3/13/02                12,300                   $19.58

               Except as described herein, since the filing of the Schedule 13D with the SEC, none of the Reporting Persons has effected any transaction in the Common Stock.

               (d)-(e)  Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               The information in Item 7 is hereby amended and restated as follows:


               Exhibit A     Joint Filing Agreement (attached as an exhibit to
                             the Schedule 13D).

               Exhibit B     Stock Purchase Agreement by and among Tennenbaum
                             & Co., LLC and the other parties listed under the
                             heading "Buyer" on the signature pages thereto and
                             Matthew L. Gold and the other parties listed under
                             the heading "Seller" on the signature pages thereto
                             dated September 7, 1999 (attached as an exhibit to
                             the Schedule 13D).

               Exhibit C     Limited Liability Company Agreement of TCO/PSI,
                             LLC dated September 7, 1999 (attached as an exhibit
                             to the Schedule 13D).

               Exhibit D     Termination of Joint Filing Agreement.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2002              SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    SVIM/MSM, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    SVIM/MSMII, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                    MICHAEL E. TENNENBAUM



                                    TENNENBAUM & CO., LLC

                                    By: /s/ Michael E. Tennenbaum
                                       -----------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                                    TCO/PSI, LLC

                                    By: /s/ Michael E. Tennenbaum
                                        ----------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                                    DAVID L. BABSON & COMPANY INC.

                                    By: /s/ Richard E. Spencer
                                        ----------------------------------------
                                        Name: Richard E. Spencer, II
                                        Title: Managing Director

                                    MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                    By David L. Babson & Company Inc. as
                                    Investment Adviser

                                    By: /s/ Richard E. Spencer
                                        ----------------------------------------
                                        Name: Richard E. Spencer, II
                                        Title:  Managing Director

                                    MASSMUTUAL HIGH YIELD PARTNERS II, LLC

                                    By:  HYP MANAGEMENT INC., as Managing Member

                                         By: /s/ Richard E. Spencer
                                             -----------------------------------
                                            Name: Richard E. Spencer, II
                                            Title: Vice President

                                    RUSTIC CANYON VENTURES, L.P.

                                    By:  Rustic Canyon Partners, LLC, as General
                                         Partner

                                          By: /s/ Thomas Unterman
                                             -----------------------------------
                                             Name: Thomas Unterman
                                             Title: Managing Member

                                        EXHIBIT INDEX

               Exhibit A     Joint Filing Agreement (attached as an exhibit to
                             the Schedule 13D).

               Exhibit B     Stock Purchase Agreement by and among Tennenbaum
                             & Co., LLC and the other parties listed under the
                             heading "Buyer" on the signature pages thereto and
                             Matthew L. Gold and the other parties listed under
                             the heading "Seller" on the signature pages thereto
                             dated September 7, 1999 (attached as an exhibit to
                             the Schedule 13D).

               Exhibit C     Limited Liability Company Agreement of TCO/PSI, LLC
                             dated September 7, 1999 (attached as an exhibit to
                             the Schedule 13D).

               Exhibit D     Termination of Joint Filing Agreement.

                                                                       Exhibit D

                      TERMINATION OF JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned have heretofore entered into a Joint Filing Agreement, dated as of September 15, 1999 (the "Joint Filing Agreement") pursuant to which the undersigned have agreed, among other things, to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Pemco Aviation Group, Inc. (the "Schedule 13D"). Pursuant to the Joint Filing Agreement, the undersigned have agreed, inter alia, to the joint filing on behalf of each of them of Amendment No. 3 to Schedule 13D (the "Amendment No. 3).

               The undersigned hereby agree that the Joint Filing Agreement shall terminate immediately after the filing of Amendment No. 3, and that each party hereto shall thereafter be responsible for the timely filing of any further amendments to the Schedule 13D concerning such party. The undersigned further agree that each party hereto shall remain responsible for the completeness and accuracy of the information concerning such party contained in the Schedule13D and Amendment Nos. 1, 2 and 3 thereto; provided that no party shall be responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate. The undersigned hereby agree that this Agreement shall be included as an Exhibit to the joint filing of Amendment No. 3.

               This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

               In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this26th day of March, 2002.

                                    SPECIAL VALUE INVESTMENT MANAGEMENT, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    SVIM/MSM, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    SVIM/MSMII, LLC

                                    By: Tennenbaum & Co., LLC, its Managing
                                        Member

                                        By: /s/ Michael E. Tennenbaum
                                            ------------------------------------
                                            Michael E. Tennenbaum,
                                            its Managing Member

                                    /s/ Michael E. Tennenbaum
                                    --------------------------------------------
                                    MICHAEL E. TENNENBAUM


                                    TENNENBAUM & CO., LLC

                                    By: /s/ Michael E. Tennenbaum
                                        ----------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member


                                    TCO/PSI, LLC

                                    By: /s/ Michael E. Tennenbaum
                                        ----------------------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                                    DAVID L. BABSON & COMPANY INC.

                                    By: /s/ Richard E. Spencer
                                        ----------------------------------------
                                        Name: Richard E. Spencer, II
                                        Title: Managing Director

                                    MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                    By David L. Babson & Company Inc. as
                                    Investment Adviser

                                    By: /s/ Richard E. Spencer
                                        ----------------------------------------
                                        Name: Richard E. Spencer, II
                                        Title:  Managing Director


                                    MASSMUTUAL HIGH YIELD PARTNERS II, LLC

                                    By:  HYP MANAGEMENT INC., as Managing Member

                                         By: /s/ Richard E. Spencer
                                             -----------------------------------
                                            Name: Richard E. Spencer, II
                                            Title: Vice President

                                    RUSTIC CANYON VENTURES, L.P.

                                    By:  Rustic Canyon Partners, LLC, as General
                                         Partner

                                          By: /s/ Thomas Unterman
                                             -----------------------------------
                                          Name: Thomas Unterman
                                          Title: Managing Member